Exhibit 1

      Earning Release

ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2010 RESULTS

2010 revenues amounted to $2,670 million;
Net profit of $183.5 million and EPS of $4.25;
Backlog of orders over $5.4 billion

Haifa, Israel, March 15, 2011 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT), the international defense electronics company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2010.

In this release, the Company is providing its usual US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Fourth quarter 2010 results:

Revenues for the fourth quarter of 2010 increased by 11.8% to $798.7 million, as compared to $714.7 million in the fourth quarter of 2009. The increase in the Company's revenues was driven mainly by the electro-optics and airborne systems areas of operations.

Gross profit for the fourth quarter of 2010 was $231.9 million (29.0% of revenues), as compared to gross profit of $212.0 million (29.7% of revenues) in the fourth quarter of 2009. The reduction in the gross profit margin rate was caused mainly by write-off of inventories as well as additional acquisition expenses related to the acquisitions completed during the fourth quarter of 2010, including mainly Soltam, ITL, Ares and M7.

Research and development expenses, net for the fourth quarter of 2010 were $68.5 million (8.6% of revenues), as compared to $61.8 million (8.7% of revenues) in the fourth quarter of 2009.

Marketing and selling expenses for the fourth quarter of 2010 were $65.9 million (8.2% of revenues), as compared to $59.4 million (8.3% of revenues) in the fourth quarter of 2009.

General and administrative expenses for the fourth quarter of 2010 were $40.8 million (5.1% of revenues), as compared to $32.5 million (4.5% of revenues) in the fourth quarter of 2009. The increase was mainly a result of consolidation of expenses from the newly acquired subsidiaries in the fourth quarter of 2010.

Financial expenses, net for the fourth quarter of 2010 were $11.6 million, as compared to $7.4 million in the fourth quarter of 2009. Expenses were relatively low in the fourth quarter of 2009 due to currency hedging related gains. The increased expenses in the fourth quarter of 2010 were mainly due to higher expenses related to the Series A Notes that the Company issued during the second quarter of 2010, as well as to the revaluation of the New Israeli Shekel against the US dollar.

Taxes on income for the fourth quarter of 2010 were $2.4 million (effective tax rate of 5.4%), as compared to taxes on income of $0.4 million (effective tax rate of 0.8%) in the fourth quarter of 2009. The change in the effective tax rate was attributable mainly to the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income. The unusually low effective tax rate in the fourth quarter of 2009 was related to tax adjustments from prior years in some of the Company's subsidiaries. The fourth quarter of 2010 was also affected by an increase in deferred tax assets.

Equity in net earnings of affiliated companies and partnership for the fourth quarter of 2010 increased to $6.1 million (0.8% of revenues), as compared to $4.9 million (0.7% of revenues) in the fourth quarter of 2009.

      Earning Release

Net income attributable to non-controlling interests for the fourth quarter of 2010 was $4.9 million, as compared to $3.0 million in the fourth quarter of 2009.

Net income attributable to the Company's ordinary shareholders for the fourth quarter of 2010 was $43.7 million (5.5% of revenues), as compared with $53.7 million (7.5% of revenues) in the fourth quarter of 2009.

Diluted net earnings per share attributable to the Company's ordinary shareholders for the fourth quarter of 2010 were $1.01, as compared with $1.24 for the fourth quarter of 2009.

Full year 2010 results:

Revenues for the year ended December 31, 2010 decreased by 5.7% to $2,670.1 million, as compared to $2,832.4 million in the year ended December 31, 2009. The decrease in the Company's revenues was due mainly to a decrease in sales in the land systems and the C4ISR systems areas of operations. The decrease in revenues in the land systems activities was mainly a result of a lower level of revenues in Europe, including a decrease in the level of revenues due to the winding-up of M-60 project in Turkey, as well as a decrease in the revenues for the Bradley project in the United States. The decrease in the revenues for C4ISR systems was mainly in Europe, as a result of a decreased level of revenues from the Watchkeeper project.

Cost of goods sold for the year ended December 31, 2010 was $1,872.3 million, as compared to $1,983.0 in the year ended December 31, 2009. The decrease in cost of goods sold was mainly as a result of the decrease in sales. The expenses include a write-off of inventories in the amount of approximately $13 million related to the acquisitions of Soltam and ITL. In addition, as a result of the acquisitions the amortization expense of intangible assets increased. The increased expenses were partly offset by improvements in other subsidiaries of the Company.

Gross profit for the year ended December 31, 2010 decreased by 6.1% to $797.9 million (29.9% of revenues), as compared with gross profit of $849.5 million (30.0% of revenues) in the year ended December 31, 2009. The decrease in the amount of gross profit in 2010 resulted primarily from the reduction in revenues.

Research and development expenses, net for the year ended December 31, 2010 were $234.1 million (8.8% of revenues), as compared to $216.8 million (7.7% of revenues) in the year ended December 31, 2009. The increased rate of research and development expenses in 2010 was primarily a result of accelerated development of programs related to technology and the adaptation of products, as well as increased engineering activities to support marketing efforts world-wide.

Marketing and selling expenses for the year ended December 31, 2010 were $229.9 million (8.6% of revenues), as compared to $251 million (8.9% of revenues) in the year ended December 31, 2009.

General and administrative expenses for the year ended December 31, 2010 were $131.2 million (4.9% of revenues), as compared to $119.3 million (4.2% of revenues) in the year ended December 31, 2009. The increase in general and administrative expenses in 2010 was mainly the result of expenses related to acquisitions and the consolidation of expenses from the newly acquired subsidiaries.

Other operational income for the year ended December 31, 2010 amounted to $4.8 million. The amount reflects a net gain of $4.8 million in the second quarter of 2010, related to the revaluation of the previously held Azimuth shares at the acquisition date due to its accounting treatment as a business combination achieved in stages.

Financial expenses, net for the year ended December 31, 2010 were $21.3 million, as compared to $15.6 million in the year ended December 31, 2009. The higher level of financial expenses in 2010 was mainly due to higher expenses related to the Series A Notes that the Company issued during the second quarter of 2010 as well as to the revaluation of the NIS against the US dollar.

      Earning Release

Other income for the year ended December 31, 2010 amounted to $13.3 million. It included a gain of $12.8 million related to the selling of Mediguide shares in the first quarter of 2010.

Taxes on income for the year ended December 31, 2010 were $24.0 million (effective tax rate of 12.1%), as compared to taxes on income of $38.1 million (effective tax rate of 15.4%) in the year ended December 31, 2009. Taxes on income in 2010 were reduced by an amount of approximately $10 million related to the deferred tax assets for prior years' losses in one of the Company's subsidiaries. The change in the effective tax rate was also affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings of affiliated companies and partnership for the year ended December 31, 2010 was $19.3 million (0.7% of revenues), similar to that for the year ended December 31, 2009.

Net income attributable to non-controlling interests for the year ended December 31, 2010 was $11.2 million, as compared to $13.6 million in the year ended December 31, 2009.

Net income attributable to the Company's ordinary shareholders for the year ended December 31, 2010 was $183.5 million (6.9% of revenues), as compared with $214.9 million (7.6% of revenues) in the year ended December 31, 2009.

Diluted net earnings per share attributable to the Company's ordinary shareholders for the year ended December 31, 2010 were $4.25, as compared with $5.00 for the year ended December 31, 2009.

The Company’s backlog of orders for the year ended December 31, 2010 totaled $5,446 million, as compared with $5,044 million as of December 31, 2009. Approximately 74% of the current backlog is due to orders from outside Israel. Approximately 72% of the current backlog is scheduled to be performed during 2011 and 2012.

Operating cash flow for the year ended December 31, 2010 was $184.9 million, as compared to $209.7 million in the year ended December 31, 2009. The decrease in the operating cash flow was mainly a result of the decrease in net income.

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by our management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data below includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.  In the Company's non-GAAP presentation below, the Company made the following adjustments: (1) amortization of purchased intangible assets, (2) significant reorganization, restructuring and other related expenses, (3) impairment of investments, including impairment of auction rate securities, (4) gain from changes in holdings, including revaluation of the previously held shares at the acquisition date when a business combination is achieved in stages (step-up) and (5) the income tax effects of the foregoing.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures.  Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

      Earning Release

Reconciliation of GAAP (Audited) to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	2010	2009	2008

GAAP gross profit	797.9	849.5	767.4
Adjustments:
Amortization of purchased intangible assets	25.0	22.2	28.9
Reorganization, restructuring and other related expenses(1)	12.8	-	-
Non-GAAP gross profit	835.7	871.7	796.3
Percent of revenues	31.3%	30.8%	30.2%

GAAP operating income	207.4	262.5	249.0
Adjustments:
Amortization of intangible assets	47.7	44.0	40.1
Reorganization, restructuring and other related expenses(1)	16.4	-	1.0
Impairment of investments(2)	1.3	1.4	-
Gain from changes in holdings(3)	(4.8)	-	-
Non-GAAP operating income	268.0	307.9	290.1
Percent of revenues	10.0%	10.9%	11.0%

GAAP net income attributable to Elbit Systems’ shareholders	183.5	214.9	204.2
Adjustments:
Amortization of intangible assets	47.7	44.0	40.1
Reorganization, restructuring and other related expenses(1)	16.4	-	1.0
Impairment of investments(2)	1.3	1.4	29.2
Gain from changes in holdings(3)	(17.6)	(1.0)	(100)
Related tax benefits	(8.9)	(9.0)	16.8
Non-GAAP net income attributable to Elbit systems’shareholders	222.4	250.3	191.3
Percent of revenues	8.3%	8.8%	7.3%

Non-GAAP diluted net EPS	5.1	5.8	4.5

(1)
Adjustment of reorganization, restructuring and other related expenses in 2010, were mainly due to write-off of inventories in the amount of approximately $13 million related to the acquisitions of Soltam and ITL.

(2)
Adjustment of impairment of investments in 2010 and 2009 were due to the impairment of ICI intangible assets and in 2008 were due to impairment of auction rate securities ($18.7 million) and the impairment of Sandel shares ($10.5 million).

(3)
Adjustment of gain from changes in holdings includes the income from the sale of Mediguide shares ($100 million in 2008, $1 million in 2009 and $12.8 million in 2010) and a gain of $4.8 million from a "step-up" in an investment in 2010.

      Earning Release

Recent Events:

On December 15, 2010, the Company's wholly-owned US subsidiary, Elbit Systems of America, LLC, ("ESA") acquired 100% of M7 Aerospace LP ("M7 Aerospace") in an $85 million all cash transaction. Located in San Antonio, Texas, M7 Aerospace is an integrated service company, offering a full suite of aviation services in the areas of Aerostructures Manufacturing, Government Logistics Support Services, Maintenance, Repair & Overhaul, Engineering Services, Aircraft Parts and Support, Supply Chain Management and Purchasing. M7 Aerospace joined ESA as a part of the company's offerings of comprehensive large fleet, multi-site contractor logistics support, life cycle contractors and depot support for fleets operated by the United States military. M7 Aerospace also brings world class capabilities in avionics upgrades, special mission modifications, reset programs and airframe modification and repair for numerous aircraft platforms operated by both commercial and military customers.

On December 30, 2010, the Company acquired the Brazilian companies, Ares Aerospacial e Defesa S.A. ("Ares") and Periscopio Equipamentos Optronicos S.A. ("Periscopio"). The acquisition was accomplished in a series of transactions totaling approximately $35 million. Ares and Periscopio are involved in the area of defense electronic systems and supply a range of products to the Brazilian military as well as to additional markets in South America. Located in the vicinity of Rio de Janeiro, the companies have approximately 70 employees. The selling shareholders are continuing to perform management functions in the companies following the acquisition.

On January 3, 2011, the Company announced that it signed an agreement to invest in Pearls of Wisdom Advanced Technologies Ltd. ("Pearls of Wisdom") an amount of approximately $18 million. The investment will be made by one of Elbit Systems' subsidiaries and will be performed in several stages over several years, according to a road map agreed by the Company and the other investors. The Company's holdings in Pearls of Wisdom will increase gradually. Pearls of Wisdom, an Israeli company, develops micro-sensors for intelligence gathering, enabling terrain dominance.

On January 6, 2011, the Company's Brazilian subsidiary, Aeroeletronica Ltda. ("AEL") was awarded a framework contract, valued at approximately $260 million for the supply of UT30 BR 30mm Unmanned Turrets to the Brazilian Army's Land Forces, as part of the Guarani Project. This award followed an award of a contract to the Company in 2009 to supply several Unmanned Turrets in an open tender in which leading global manufacturers took part. The contract calls for the Company's UT30 BR to be installed onboard a few hundred of Iveco 6x6 APCs, according to a schedule and a multi-year funding profile to be defined by the parties.

On January 11, 2011, the Company's subsidiary, Elisra Electronic Systems Ltd. ("Elisra"), was awarded a contract valued at approximately $29 million to supply the Korean Government with Airborne Electronic Warfare (EW) Suites and Missile Warning Systems (MWS) for its ROKAF CN-235 Transporters. The advanced and integrative EW suites include protection systems against various threats.

On January 19, 2011, the Company's Brazilian subsidiary, AEL, was awarded a contract to supply Hermes® 450 Unmanned Aircraft Systems (UAS) to the Brazilian Air Force. The contract is not in an amount that is material to Elbit Systems. This project is a part of the Brazilian Air Force's objective to establish independent UAS capabilities, allowing for self-reliant operation and development of UAS in Brazil. Located in Porto Alegre in southern Brazil, AEL performs a variety of projects for the Brazilian Air Force, as well as other branches of the Brazilian Armed Forces.

On February 9, 2011, the Company announced, further to its announcement of January 20, 2011, that all the requirements for the implementation of the cash tender offer (the "Tender Offer") issued by its wholly-owned subsidiary, Elbit Security Systems Ltd. ("Elsec") for the acquisition of the ordinary shares held by the public of I.T.L Optronics Ltd. ("ITL") were successfully met. Accordingly, Elsec purchased all of ITL's outstanding ordinary shares held by the public, including those of dissenting shareholders, at the Tender Offer price of NIS 12.5 (approximately $3.4) per share, and for a total consideration of NIS 21,533,100 (approximately $5.9 million) for the purchased shares.

      Earning Release

On February 22, 2011, the Company reached an agreement to acquire the remaining 30% of the shares of Elisra held by Elta Systems Ltd. (“Elta”) (a subsidiary of Israel Aerospace Industries Ltd.) for $67.5 million. The Company currently owns 70% of Elisra’s shares, and following the acquisition, Elisra will become a wholly-owned subsidiary of the Company.

Management Comment:

Joseph Ackerman, President and CEO of Elbit Systems, commented: “While 2010 was a challenging year, we witnessed resumed growth in our backlog, while at the same time we achieved increased revenues levels in the fourth quarter. Most important for 2010 was the solid execution of our M&A strategy in support of our long-term goals. 2010 was a year of building on our internal competencies while acquiring complementary technologies and products that broadened our offerings to the defense market. We are also providing in this release certain supplemental non-GAAP financial data, which will enhance understanding of our business and its trends”.

Mr. Ackerman continued, “Our recent acquisitions open a number of new doors for us. First, they add additional R&D capabilities in a number of new areas, which can potentially be beneficial across the entire breadth of our operations. Second, the acquisitions strengthen and expand our presence in the Training and Simulation, Artillery and MRO areas. Finally, our M&A and related activities enable us to expand our operations in strategic regions, notably Brazil and Australia. Looking ahead, as we begin to exploit the synergies of this group of new acquisitions, we believe that, as we have done successfully in the past, we will be able to use our combined resources more efficiently and improve our overall margins. As we move through 2011, we are better positioned from strategic, operational and financial perspectives, and we look forward to solid performance in the coming quarters and years.

Dividend:

The Board of Directors declared a dividend of $0.36 per share for the fourth quarter of 2010. The dividend’s record date is March 29, 2011, and the dividend will be paid on April 11, 2011, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, March 15, 2011 at 10:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0644
INTERNATIONAL Dial-in Number:  +972 3 918 0644

at: 10:00am Eastern Time; 7:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 269 0005 (US) or +972 3 925 5921 (Israel and International).

      Earning Release

About Elbit Systems:

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheet
Consolidated statements of income
Condense consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

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ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Dec-31	Dec-31
	2010	2009
	Audited	Audited
Assets

Current assets:
Cash and cash equivalents	151,059	140,709
Short-term bank deposits	62,662	115,924
Available for sale an trading marketable securities	824	23,639
Trade and unbilled receivables, net	702,364	652,524
Other receivables and prepaid expenses	166,124	115,856
Inventories, net of customers advances	665,270	569,848
Total current assets	1,748,303	1,618,500

Investment in affiliated companies,
partnership and other companies	88,116	88,759
Available for sale marketable securities	7,179	12,941
Long-term trade and unbilled receivables	90,343	16,949
Long-term bank deposits and other receivables	44,401	31,230
Deferred income taxes, net	29,892	7,992
Severance pay fund	302,351	274,136
	562,282	432,007

Property, plant and equipment, net	503,851	404,675
Goodwill and other intangible assets, net	796,664	598,495
Total assets	3,611,100	3,053,677

Liabilities and Shareholders' Equity

Short-term bank credit and loans	15,115	-
Current maturities of long-term loans and Series A Notes	43,093	2,663
Trade payables	360,736	299,238
Other payables and accrued expenses	645,146	557,601
Customer advances in excess of costs
incurred on contracts in progress	302,691	367,137
	1,366,781	1,226,639

Long-term loans, net of current maturities	292,039	389,222
Series A Notes and Convertible debentures, net of current maturities,	273,357	-
Accrued termination liability	395,303	350,240
Deferred income taxes and tax liabilities, net	55,936	59,602
Customer advances in excess of costs incurred
on contracts in progress	177,191	142,566
Other long-term liabilities	45,042	28,214
	1,238,868	969,844

Elbit Systems Ltd.'s shareholders' equity	966,693	832,868
Non-controlling interests	38,758	24,326
Total shareholders' equity	1,005,451	857,194
Total liabilities and shareholders' equity	3,611,100	3,053,677

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ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	For the Year Ended		Three Months Ended
	December 31,		December 31,
	2010	2009	2010	2009
	Audited		Unaudited
Revenues	2,670,133	2,832,437	798,749	714,696
Cost of revenues	1,872,263	1,982,954	566,891	502,652
Gross profit	797,870	849,483	231,858	212,044

Operating expenses:
Research and development, net	234,131	216,752	68,471	61,842
Marketing and selling	229,942	250,963	65,889	59,402
General and administrative	131,200	119,311	40,831	32,506
Other income, net	(4,756)	-	-	-
	590,517	587,026	175,191	153,750

Operating income	207,353	262,457	56,667	58,294

Financial expenses, net	(21,251)	(15,585)	(11,593)	(7,420)
Other income, net	13,259	458	(180)	1,326
Income before income taxes	199,361	247,330	44,894	52,200
Taxes on income	(24,037)	(38,109)	(2,430)	(413)
	175,324	209,221	42,464	51,787

Equity in net earnings of affiliated companies and partnership	19,343	19,292	6,138	4,897
Net income	194,667	228,513	48,602	56,684

Less: net income attributable to non-controlling interests	(11,169)	(13,566)	(4,915)	(2,968)
Net income attributable to Elbit Systems Ltd. shareholders	183,498	214,947	43,687	53,716

Earnings per share attributable to Elbit Systems Ltd. shareholders:
Basic net earnings per share	4.30	5.08	1.02	1.26
Diluted net earnings per share	4.25	5.00	1.01	1.24
Weighted average number of shares used in computation of
basic earnings per share (in thousands)	42,645	42,305	42,685	42,497
Weighted average number of shares used in computation of
diluted earnings per share (in thousands)	43,217	42,983	43,188	43,253

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ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year Ended December 31,
	2010	2009
	Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	194,667	228,513
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	132,141	123,473
Write-off impairment	1,284	3,017
Stock based compensation	5,211	5,134
Amortization of Series A Notes discounts and related issuance costs	(258)	-
Deferred income taxes and reserve, net	(28,162)	7,606
Gain on sale of property, plant and equipment	(2,600)	(723)
Gain on sale of investment	(19,151)	(2,734)
Equity in net earnings of affiliated companies and partnership, net of dividend received (*)	(8,418)	(1,824)
Change in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables, and prepaid expenses	(84,708)	(136,224)
Decrease (increase) in inventories, net	(49,724)	75,431
Increase in trade payables, other payables and accrued expenses	76,808	20,223
Severance, pension and termination indemnities, net	4,160	(16,773)
Decrease in advances received from customers	(36,396)	(95,397)
Net cash provided by operating activities	184,854	209,722

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(138,644)	(107,893)
Acquisition of subsidiaries and business operations	(229,556)	(48,234)
Investments in affiliated companies and other companies	(4,956)	(19,415)
Proceeds from sale of property, plant and equipment	11,841	9,055
Proceeds from sale of investment	27,941	33,026
Investment in long-term deposits	(14,484)	(24,004)
Proceeds fro sale of long-term bank deposits	30,240	12,994
Investment in short-term deposits and available for sale securities	(189,345)	(152,457)
Proceeds from sale of short-term deposits and available for sale securities	252,550	99,625
Net cash used in investing activities	(254,413)	(197,303)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	3,590	9,871
Purchase of non-controlling interests	-	(110,250)
Repayment of long-term bank loans	(488,657)	(148,652)
Proceeds from long-term bank loans	387,692	256,354
Proceeds from issuance of Series A Notes	283,213	-
Series A Notes issuance costs	(2,530)	-
Dividends paid	(63,137)	(76,172)
Tax benefit in respect of options exercised	710	-
Change in short-term bank credit and loans, net	(40,972)	(7,531)
Net cash provided by (used in) financing activities	79,909	(76,380)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,350	(63,961)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	140,709	204,670
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	151,059	140,709
* Dividend received from affiliated companies and partnership	10,925	17,468

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ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	For the Year Ended				Three Months Ended
	December 31,				December 31,
	2010		2009		2010		2009
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	791.1	29.6	693.2	24.5	237.6	29.7	189.2	26.5
Land systems	363.2	13.6	449.7	15.9	96.9	12.1	120.4	16.8
C4ISR systems	1,019.1	38.2	1,168.8	41.3	288.3	36.1	270.8	37.9
Electro-optics	368.8	13.8	406.4	14.3	135.5	17.0	98.7	13.8
Other (mainly non-defense
engineering and production services)	127.9	4.8	114.3	4.0	40.4	5.1	35.6	5.0
Total	2,670.1	100.0	2,832.4	100.0	798.7	100.0	714.7	100.0

Consolidated Revenues by Geographical Regions:

	For the Year Ended				Three Months Ended
	December 31,				December 31,
	2010		2009		2010		2009
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	651.0	24.4	627.3	22.2	192.1	24.1	159.0	22.3
United States	844.0	31.6	813.4	28.7	254.4	31.8	210.3	29.4
Europe	541.7	20.3	728.2	25.7	151.6	19.0	177.4	24.8
Other countries	633.4	23.7	663.5	23.4	200.6	25.1	168.0	23.5
Total	2,670.1	100.0	2,832.4	100.0	798.7	100.0	714.7	100.0